UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month February 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Relevant Event, dated February 28, 2012.	2

2011

SECOND half report

grifols a new era begins

DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. The information and any opinions or statements made in this document regarding pro-forma1 figures have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

2011: GRIFOLS, A NEW ERA BEGINS GRIFOLS BECOMES WORLD LEADER IN THE SALES OF IMMUNOGLOBULIN ( IVIG) AND A1PI, USED TO TREAT PULMONARY EMPHYSEMA AFTER THE ACQUISITION OF TALECRIS 60% OF PRO-FORMA1 SALES ARE GENERATED IN US AND CANADA, 26% IN EUROPE AND THE REMAINING 14% IN SOUTH AMERICA AND ASIA GEOGRAPHICAL DIVERSIFICATION REDUCES EXPOSURE TO SPAIN THE IDENTIFICATION OF MANUFACTURING SYNERGIES, CORPORATE AND MARKETING STRUCTURES’ OPTIMIZATION AND TEAMS’ INTEGRATION, ACHIEVED IN DECEMBER 2011, MAIN WORKING AREAS OF THE NEW GRIFOLS

RESULTS 2011 Pro-forma1 sales over 2,300 million euros. 7.7% increase at constant rates in 2011 Reported2 sales grow 88.6% reaching 1,795.6 million euros Adjusted3 EBITDA grows 6.4% reaching 630.8 million euros, 27.4% margin over pro-forma1 sales Adjusted3 Net Profit of 233.6 million euros, 10.1% margin over pro-forma income1 Grifols, a leading international group operating in the healthcare sector, has become the third-largest company in the world in the production of plasma-based biological pharmaceuticals, following the purchase of US company Talecris. As well as worldleader by sales of inmunoglobulines (IVIG) and A1PI used to treat pulmonary emphysema. The enterprise value was approximately Euros 3,300 million including debt. The acquisition was the most relevant event to take place during the year. The completion of this transaction in June 2011, the start of the integration process and the materialisation of some of the estimated synergies have had an impact on the majority of the Group’s figures. Its full impact has not yet been materialised but these effects are partially reflected in the pro-forma1 financial statements, prepared from the consolidated statement of both companies and provided for guidance purposes only, and the audited and reported2 financial statements that include the results of the acquired company from June 2011 (seven months) first month of consolidation. From a divisional perspective the recent acquisition has increased Bioscience’s weight to over 88% of the entire business on a pro-forma1 basis, while boosting the internationalization of all divisions, including Hospital, the less diversified of them all. As a matter of fact approximately 90% of Grifols’ activity was generated in the international markets. From a Human Resources perspective, the acquisition of Talecris has almost doubled the number of Grifols’ employees, with 11,230 accumulated average staff as of December 2011. The implementation of best practices as well as the consolidation of training policies, remuneration, professional development, and talent management are some of the current areas of work, with the objective to draw together the new Grifols. Within the environmental area, it is worth highlighting the “Environmental Program 2011-2013” has been updated to incorporate Talecris’ production activities. The company is working towards the unification and expansion of indicators as well as the implementation and harmonisation of eco-efficiency measures and best practices in all the production facilities. Finally, it is especially noticeable how in an environment of high volatility and lack of confidence, Grifols has been able to reconcile its organic growth with the implementation of new corporate and commercial structures mainly in the U.S, as part of the integration process that started June 2011. This has enabled the group to quickly adjust to the healthcare and hospital needs of the main players in the North-American market (patients’ associations, purchasing organizations, doctors, etc) and to create value in a short period of time, driven by the achievement of some of the projected production synergies. Throughout 2011, Grifols’ management strategy has been widely recognised, and the company has been awarded several prizes of national and international prestige.

GRIFOLS a new era begins

1. PROFIT AND LOSS: 2011 KEY INDICATORS

SALES PERFORMANCE: PRO-FORMA[1] RESULTS

Grifols closed 2011 with pro-forma[1] revenues of 2,302.7 million euros, an increase of 7.7% at constant currency rate (cc), and 4.6% considering the foreign exchange impact. Currency volatility, a result of the uncertainty surrounding growth in the main global economies, had a negative impact on Grifols' results, although the geographical diversification of the Group's sales has mitigated and neutralised the majority of this impact.

It is worth noting the favourable sales performance of each of the individual divisions, although the purchase of Talecris has changed the weight of each division's contribution to total Group revenues, generating a new sales structure based on the source of the sales. Grifols' organic growth has therefore continued over the year, and the increase in sales volumes have been maintained across the board for all divisions, with a positive trend.

In 2011, in pro-forma[1] terms, sales in the Bioscience Division rose by 3.1% to 2,031.3 million euros, accounting for over 88% of total turnover. Diagnostic Division turnover increased by 7.6% to 117.4 million euros, while Hospital Division grew by 6.5% to 95.4 million euros. As anticipated, the contribution from both divisions to global sales fell to 5.1% and 4.1%, respectively, stating the changes in each division's relevant weight compared to total Group sales. Raw Materials & Others Division, which accounts for approximately 3%, increased its sales to 58.6 million euros, due to the reclassification of royalties previously included in Bioscience and the allocation to this division of revenues resulting from the agreements with Kedrion consequence of the acquisition.

The acquisition also gave rise to a change in the geographical distribution of the Group's revenues. During 2011 90% of Grifols activity was undertaken in foreign markets, where turnover totalled 2,069.4

PROFORMA[1] SALES BY DIVISION

IN THOUSANDS OF EUROS	2011	% Sales	2010	% Sales	% Var.	% Var. CC*
BIOSCIENCE	2,031,306	88.3	1,969,564	89.5	3.1	6.4
HOSPITAL	95,365	4.1	89,552	4.0	6.5	6.7
DIAGNOSTIC	117,358	5.1	109,088	5.0	7.6	8.4
RAW MATERIALS AND OTHERS	58,625	2.5	32,600	1.5	79.8	87.1
TOTAL	2,302,654	100.0	2,200,804	100.0	4.6	7.7

* Constant Currency (cc) Excludes the impact of exchange rate movements

2011
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GRIFOLS a new era begins


GRIFOLS

million euros and growth was over 5.1%. Spain's relative weight fell to 10% on pro-forma[1] basis, generating turnover of 233.2 million euros.

In terms of country mix, recurrent revenues (excluding Raw Materials) in the United States and Canada, rose by 3.5%% to 1,364 million euros and accounted for almost 60% of turnover during the year. Europe generated 25.6% of recurrent revenues (excluding Raw Materials), totalling 588.6 million euros up almost 1.5% despite the current economic situation, mainly due to increased market shares in countries such as Germany and Portugal, among others. Sales continued to grow in other geographical areas which generated approximately 14% of pro-forma[1] sales. The positive outlook in countries such as Brazil and China is also of note.

Finally, international business was boosted by the incorporation of Canada as a significant market and, in commercial terms, the consolidation of the representative office in Shanghai (China) and the subsidiaries in Colombia and Sweden, operating from the end of 2010. Grifols is currently present in 100 countries, and has its own commercial subsidiaries in 24 countries.

PROFORMA[1] SALES BY REGION

IN THOUSANDS OF EUROS	2011	% Sales	2010	% Sales	% Var	% Var. CC*
EU	588,610	25.6	580,031	26.3	1.5	1.5
US+CANADA	1,363,961	59.2	1,317,338	59.9	3.5	8.1
R.O.W.	319,557	13.9	298,620	13.6	7.0	9.0
SUBTOTAL	**2,272,128**	**98.7**	**2,195,989**	**99.8**	**3.5**	**6.5**
RAW MATERIALS	30,526	1.3	4,815	0.2	533.9	575.9
TOTAL	**2,302,654**	**100.0**	**2,200,804**	**100.0**	**4.6**	**7.7**

* Constant Currency (cc) Excludes the impact of exchange rate movements

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GRIFOLS a new era begins

SALES PERFORMANCE: REPORTED RESULTS [2]

Grifols sales reported in its audited financial statements, including the results of the acquired company from June 2011 (seven months), the first month of consolidation, reached 1,795.6 million euros, an increase of 88.6% at constant exchange rate (cc). Considering the exchange rate impact, growth was 81.2%.

From a divisional perspective, and with seven months of joint activity, sales in the Bioscience Division for 2011 rose by 98% to 1,531.2 million euros, accounting for over 85% of total turnover. Diagnostic Division turnover increased by 7.6% to 117.4 million euros, while Hospital Division grew by 6.5% to 95.4 million euros. As anticipated, the contribution from both divisions to global sales fell to 6.5% and 5.3%, respectively. Raw Materials & Others Division, reported sales of 51.7 million euros.

In terms of country mix, recurrent revenues in the United States and Canada, rose by 180.7% to 948.7 million euros and accounted for almost 53% of reported[2] revenues including seven months of join activity. Europe generated 30% of recurrent reported[2] revenues, totalling 526.6 million euros up 22%, and sales in other geographical areas kept its upward trend with 34% increase, totalling approximately 290 million euros.

The reported[2] figures also state the reduction of the relative weight of Spanish sales to 13% within the Group revenues compared to 23% in 2010. 87% of Grifols recurrent reported[2] activity occurred in the international markets where revenues reached 1,565 million euros with a growth rate over 105%.

REPORTED[2] SALES BY REGION

IN THOUSANDS OF EUROS	2011	% Sales	2010	% Sales	% Var	% Var. CC*
EU	526,625	29.3	432,191	43.6	21.9	22.0
US+CANADA	948,730	52.9	338,016	34.1	180.7	199.7
R.O.W.	289,732	16.1	215,708	21.8	34.3	37.1
SUBTOTAL	**1,765,087**	**98.3**	**985,915**	**99.5**	**79.0**	**86.2**
RAW MATERIALS	30,526	1.7	4,815	0.5	533.9	575.9
TOTAL	**1,795,613**	**100.0**	**990,730**	**100.0**	**81.2**	**88.6**

REPORTED[2] SALES BY DIVISION

IN THOUSANDS OF EUROS	2011	% Sales	2010	% Sales	% Var.	% Var. CC*
BIOSCIENCE	1,531,199	85.3	773,371	78.1	98.0	107.0
HOSPITAL	95,365	5.3	89,552	9.0	6.5	6.7
DIAGNOSTIC	117,358	6.5	109,088	11.0	7.6	8.4
RAW MATERIALS AND OTHERS	51,691	2.9	18,719	1.9	176.2	189.6
TOTAL	**1,795,613**	**100.0**	**990,730**	**100.0**	**81.2**	**88.6**

* Constant Currency (cc) Excludes the impact of exchange rate movements

2011
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GRIFOLS a new era begins


GRIFOLS

PROFIT AND MARGINS

Policies to contain costs remained a constant throughout the year, although the increase in raw material (plasma) prices, the negative contribution of the price factor over revenue trends and the impact of healthcare reforms on comparable values, with limited impact in 2010 have had a direct effect on gross margin and EBITDA.

Grifols pro-forma[1] adjusted[3] EBITDA rose by 6.4% to 630.8 million euros, a 27.4% margin over sales. Grifols posted pro-forma[1] adjusted[3] net profit of 233.6 million euros, representing a 10.1% over pro-forma[1] sales and decreasing by 19.8%.

Adjusted[3] reported[2] EBITDA, including seven months of joint activity rose by 73.5% to 472.8 million euros, standing at 26.3% of sales. Considering the transaction costs inherent to the acquisition of Talecris and other no recurring costs, reported[2] EBITDA would total 369.5 million euros, a 44.6% increase compared to 2010 EBITDA and representing a margin of 20.6% over sales.

Grifols is naturally hedge against the fluctuations of the U.S. Dollar, the currency where the group has its largest level of exposure.

Adjusted[3] net profit reported[2] by Grifols rose by 13.6% to 144.7 million euros, accounting for

PRINCIPALES RESULTADOS DE GRIFOLS 2011 PROFORMA[1]

MILLONS OF EUROS	2011	2010	% Var.
REVENUES	**2,302.7**	**2,200.8**	*4.6*
ADJUSTED EBITDA[3]	**630.8**	**592.7**	*6.4*
% ON SALES	*27.4%*	*26.9%*	
ADJUSTED NET PROFIT[3]	**233.6**	**291.4**	*-19.8*
% ON SALES	*10.1%*	*13.2%*	

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GRIFOLS a new era begins

8.1% of revenues. Considering the transaction costs incurred on the acquisition and other non-recurring expenses, the net profit generated during the year totals 50.3 million euros, accounting for 2.8% of sales and down 56.4% compared to 2010.

The foreseeable improvement in operating margins, due to the achievement of some of the synergies considered in the integration plan, has not been fully reflected in 2011 financial statements, although there will be an impact in the medium term. The initiatives implemented in this respect include the integration under one management of all the plasma procurement centres in the United States, as well as other production-related operating improvements, such as the FDA approval granted for the use of an intermediate product (Fraction II+III) from the Los Angeles Plant in the purification of IVIG at the Clayton plant (Gamunex®). Both initiatives will contribute to enhanced efficiency, as well as to the positive trend in margins.

The purchase of Talecris has given rise to a new financing structure and an increase in reported[2] net finance result which, as forecast, totalled 197.8 million euros at the end of 2011. This rise is due to the resources captured through the senior financing agreements and the bond issued to cover part of the acquisition payment for Talecris, and also include the amortization of capitalised costs relating to the Group's debt.

PRINCIPALES RESULTADOS DE GRIFOLS 2011 REPORTADO[2]

MILLONES DE EUROS	2011	2010	% Var.
EBITDA	369.5	255.5	44.6%
% ON SALES	20.6	25.8	
ADJUSTED EBITDA[3]	472.8	272.5	73.5%
% ON SALES	26.3	27.5	
NET PROFIT	50.3	115.5	-56.4%
% ON SALES	2,8	11.7	
ADJUSTED NET PROFIT[3]	144.7	127.4	13.6%
% ON SALES	8.1	12.9	

2011
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9

2. THE ACQUISITION OF TALECRIS CHANGES GRIFOLS’ BALANCE SHEET On 2 June 2011 Grifols completed the acquisition of Talecris announced a year earlier, having obtained approval for the transaction from all relevant institutions and bodies, including the Federal Trade Commission, the US agency responsible for the civil enforcement of anti-trust laws. The Group purchased 100% of the US company’s shares, which totalled approximately US Dollars 3,700 million (Euros 2,600 million), although the total value of the transaction, including Talecris’ net debt, amounted to approximately US Dollars 4,000 million (Euros 3,300 million). This acquisition, one of the most successful and significant corporate transactions of the year, demonstrated Grifols’ firm commitment to the long-term growth of the Group also through acquisitions. Grifols paid 0.641/0.64854 newly issued non-voting (Class B) shares and US Dollars 19 in cash for each Talecris share. This payment, completed in 2011, has had a substantial impact on liabilities (including equity), although it has enabled the Company to substantially increase its assets. ASSETS At 31 December 2011 total consolidated assets amount to 5,807.7 million euros, compared to 1,889.0 million euros reported at 31 December 2010. The net increase in property, plant and equipment, totalling over 341 million euros, reflects the assets acquired from Talecris and includes the plasma fractionation plant located in Clayton (North Carolina) and various plasmapheresis centres. The estimated fair values of the assets acquired have been adjusted progressively since June 2011. Taking into account the latest adjustments and fluctuations in the exchange rate, which have translated in progressive increases over the seven months of consolidation, intangible assets stand at 2,903.4 million euros, with goodwill of 1,895.1 million euros at 31 December 2011, which includes the allocation of the purchase price between the different types of assets and liabilities. The valuation of intangible assets stands at 1,008.3 million euros. These estimates are in line with the latest reported quarterly results and should be fairly accurate given the various reviews that have already been made but still remain provisional. At 31 December 2011 working capital has improved, both with respect to receivables and inventories, the latter of which totals 1,030.3 million euros, with a turnover of approximately 300 days. This trend began in the first quarter and has continued throughout the year as planned, although it will be progressively consolidated in the medium and long term as a result of the acquisition of Talecris. During 2011 Grifols continued with its practice of selling receivables without recourse to third parties and sold 157 million euros of receivables. The Company also sold certain assets previously owned by Talecris to comply with the terms required by the Federal Trade Commission to approve the transaction. [Graphic Appears Here] Aerial view of Grifols’ industrial estate in North Carolina ( USA) with the new fractionation plant

LIABILITIES Net financial debt stands below estimates for 2011 At 31 December 2011 Grifols’ net financial debt stood at 2,738.2 million euros, with a cash position of 340.6 million euros. Consequently, the ratio of net financial debt with respect to adjusted3 EBITDA was 4.3 times falling to 3.9 times adjusted3 EBITDA if the Euro-Dollar exchange rate prevailing at the date on which the acquisition was completed is applied. Both ratios are below the 5.2 times initially estimated at the completion date. The Company estimates that the financial debt ratio will return to the debt levels preceding the acquisition of Talecris once the expected synergies are obtained. Cash flows increased on the short term over the seven months of reported consolidated results, enabling the Group to quickly reduce its leverage. The geographical redistribution of sales following the acquisition of Talecris will increase the Group’s exposure to countries with lower collection periods, helping to optimise short-term financing needs and improve working capital. Grifols’ Spanish sales fell to 13% in 2011 (10% of pro-forma1 sales), compared with 23% in 2010. Before completing the acquisition of Talecris, and throughout the year Grifols also carried out a number of sale & lease-back (SLB) transactions, which enabled the group to optimise equity and increase liquidity to partially cover the payment for Talecris. The properties subject to these transactions included part of the installations located in Los Angeles and Clayton (United States), the head office in Sant Cugat (Barcelona-Spain) and certain installations in Las Torres de Cotillas (Murcia-Spain), and have enabled the group to obtain approximately 160 million euros net. Finally, in the second half of 2011 the credit rating agencies Moody’s and Standard & Poor’s confirmed the ratings initially assigned to Grifols’ secured senior debt, Ba3 and BB respectively. Moody’s maintained its B3 rating for the Company’s unsecured senior debt, assigning a global corporate group long-term credit rating of B1. Standard & Poor’s kept the B rating for the Company’s unsecured senior debt and its corporate rating on BB- with a positive outlook. The confirmation of these ratings, as well as emphasizing the Group’s financial transparency, helps to sustain the trust and confidence of the main agents operating in the financial and capital markets. Both credit rating agencies have taken into account the Group’s high degree of integration, the projected synergies and strengthened position in the plasma derived proteins’ market deriving from the acquisition of Talecris, and the numerous barriers to the entry of new competitors into the sector. Among them, the highly capital-intensive nature of the business model and the rigorous regulatory framework. Other factors taken into consideration by the credit rating agencies include the sector’s positive growth outlook despite the global economic uncertainty. In 2011 deferred tax liabilities balance increased to 538.4 million euros, due to the tax effect of the allocation of the purchase price between the different assets and liabilities.

EQUITY The acquisition of Talecris has notably increased the Group’s equity, due to the issue of a new class of non-voting (Class B) Grifols share to cover the non-monetary portion of the payment. At 31 December 2011, Grifols had equity of 1,665.0 million euros, representing an increase of over 900 million euros compared with 707.4 million euros reported at 31 December 2010. The new share issue, approved by the shareholders in 2010, not only increased the Company’s share capital but also the share premium reserve, which stands at 890.4 million euros. At the ordinary general meeting held in 2011 Grifols’ shareholders approved the allocation to reserves of the entire 2010 net profit, but the Company continued to seek alternative means to the distribution of cash dividends to remunerating shareholders. Along this line, a bonus issue of Class B shares was proposed by the Group and ratified by the shareholders at an extraordinary general meeting held on 2 December 2011. These shares have been issued to remunerate shareholders through a new share capital increase with a nominal amount of 2.97 million euros. Prior to year end the Company issued 29,687,658 new non-voting (Class B) shares with a par value of Euros 0.10 each, without a share premium and charged against voluntary reserves. Each Grifols shareholder received one new Class B share for every 10 old shares held, irrespective of whether these were Class A or Class B shares. This initiative enabled Grifols to honour its commitment to its shareholders and increase the liquidity of non-voting (Class B) shares. Following the two share capital increases during the period, at 31 December 2011 the share capital of Grifols totals 117.9 million euros and is represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B). In 2011 Grifols’ non-voting (Class B) shares were listed and started trading on the Spanish stock exchange electronic trading system (GRF.P) and on the U.S NASDAQ stock exchange (GRFS) through ADSs (American Depositary Shares). Grifols’ ordinary (Class A) shares have been listed on the Spanish stock exchange electronic trading system since 2006, and have been a component of the Ibex-35 (GRF) since 2008. [Graphic Appears Here]

3. CAPEX AS GROWTH STRATEGY IMPLEMENTATION OF CAPITAL INVESTMENT (CAPEX) PLANS IN 2011 AND ANNOUNCEMENT OF A NEW PLAN FOR THE 2012-2015 PERIOD During the year, work has continued as part of the Company’s investment plan (CAPEX) to extend and improve its manufacturing facilities as planned. The total amount earmarked for these investments was 160 million euros. Two of the main investments have been the start of a new plasma fractionation plant at Parets del Vallès (Barcelona, Spain), with fractionation capacity of 1 million litres/year (potential to expand up to 2 million litres/year), and the beginning of the validation process of the installations to produce Fibrin Glue in Spain (Fibrinsealant). In the United States, specifically in Los Angeles, major investments have been made at the new Albumin production plant, the IVIG purification plant as well as in the thawing area of the new purification plant of coagulation factors. Work has also continued on the new plasma fractionation plant acquired in Clayton, where improvements for better plant maintenance have been introduced and several areas have been expanded. Grifols’ testing centre in Texas ( US), that includes the laboratories in San Marcos and Austin, have also benefitted from the investment plan. Following FDA approval of the last phase in January 2012, the facilities can analyze up to 25,000 samples per day. In 2011 phase III of the production facility in Murcia was completed, whereby Grifols gained a new plant for manufacturing plastic-packaged parenteral solutions. The Grifols Academy was inaugurated in Barcelona (Spain), providing a centre for advanced training in all processes related to the production of plasma derived proteins. The institution follows the standars of the Grifols Academy of Plasmapheresis opened in USA in 2009. In terms of the Company’s future outlook, at the annual meeting with investors and analysts held in Barcelona (Spain) in the last quarter of 2011, details were announced of a new investment plan to 2015, involving expenditure of approximately US Dollars 964 million (Euros 700 million). 84% of these funds will be absorbed by the Bioscience Division whilst around 5% will be earmarked for the Diagnostic and Hospital Divisions, and the balance invested in the corporate facilities. The aim of this new investment plan is to continue progressively expanding Grifols’ production capacity in Spain and the United States, as well as to maintain the Company’s policy for the early detection and management of the Group’s future production requirements, so that expected market growth can be met. Accordingly, plans are in place to extend in a coordinated manner both the Company’s plasma fractionation facilities and its installations for purifying the different intermediates used to produce plasma derived proteins. Part of the investment will also be used to expand and relocate plasma donation centres and to enhance the logistics centres. Grifols expects its plasma fractionation capacity to exceed 12 million litres/year by 2016. Furthermore, it expects to practically double its current capacity for the purification of intravenous immunoglobulin (IVIG), the plasma protein sold by Grifols under the brand names Flebogamma, Flebogamma DIF and Gamunex. The investment plan also includes extension of the installations used to purify Albumin, FVIII, plasmin and other plasma derived proteins. The implementation of this joint investment plan will generate savings of more than US Dollars 280 million by 2015 when compared to the plans originally held by both companies on a stand-alone basis. [Graphic Appears Here]

GRIFOLS a new era begins

INCREASE OF RESOURCES EARMARKED FOR R&D

In 2011, which included seven months of joint activity, Grifols invested 89.4 million euros in R&D, up 119% compared to 40.7 million euros spent in 2010. R&D represented 5% of sales. On a pro-forma[1] basis, over 118 million euros were invested in R&D, with a similar ratio over sales of 5%.

The acquisition of Talecris has complemented the Group's substantial R&D project portfolio, ensuring a research activity in the long term of outstanding quality,

The new Grifols organisation has a large number of patents and projects underway, more than ten of which are already past the preclinical development phase. Among the most important of these projects are the clinical trial for the use of plasmin (new plasma derived protein) in treating acute peripheral arterial occlusion, clinical trials that could endorse new uses for Antithrombin in coronary surgery (cardiopulmonary bypasses) and severe burns, and the studies in progress to determine the use of Fibrin Glue in different types of surgery. This plasma-derived product accounted for 3% of world wide haemoderivative sales in 2010.

A new medical study commenced in 2011 to find a possible treatment for Alzheimer's disease by combining therapeutic plasmapheresis with Albumin and IVIG. Tests are being carried out on more than 300 patients in a continuation of the trial previously performed on another 42 patients, in collaboration with two hospitals in Spain and two in the USA, the preliminary results of which have already been published.

Another significant development in 2011 was Grifols' membership of the Spanish Alliance for Health Research and Innovation (ALINNSA), spearheaded by the former Ministry for Science and Innovation through the Instituto de Salud Carlos III. The aim of this alliance is to promote R&D&I in Spain by defining a nationwide strategy for biomedical research and innovation. In addition, Grifols researchers continue to collaborate with external experts in different medical fields to assist in identifying and validating new objectives.

Lastly, in 2011 Grifols announced that it will step up its activity in other fields with future projection, such as regenerative medicine, with the creation of joint ventures participated by Gri-Cel, a company group focused on these activities. Also through agreements to use patents owned by third parties. One example of this kind of agreement is the one signed with the Universitat Autònoma of Barcelona and the Institut Germans Tries i Pujol in the field of gene therapy (a therapy consisting of the introduction of a functional gene in cells of patients lacking the gene or in whom the gene is faulty). This agreement will enable Grifols to develop a new specific gene therapy method that is both versatile and safe. Also within this line of activity it is worth highlighting the labs designed and build by Grifols Engineering for Nanotherapix, an associated company owned 51% by the group dedicated to the research of genetic therapies based on the use of autologous cells.



2011
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4. DIVISIONAL PERFORMANCE As mentioned at the beginning of this report, the acquisition of Talecris in 2011 has led to substantial changes in the weight of the different business areas within Grifols’ total revenue. BIOSCIENCE: 88.3% OF PRO-FORMA1 SALES On a pro-forma1 basis, Bioscience sales grew 3.1% (6.4% at constant rate) in 2011 to reach 2,031.3 million euros and representing over 88% of total sales. Based on reported2 figures,including seven months of joint activity, Bioscience division revenues grew 98% to 1,531.2 million euros, representing 85.3% of Grifols’ total turnover in 2011 compared to 78.1% in 2010. The majority of sales took place on international markets, mainly in the United States, where the Group has gained market share since its recent acquisition, and where sales grew by 7.7% at constant rates (3.1% including foreign exchange impact) on a pro-forma1 basis. It is worth noting the particularly flexible reorganisation of the sales force in this market, incorporating mixed sales units (comprising both marketing and sales) and product-line specific for : inmunology, pulmonary and coagulation factors (factor VIII, factor IX, antithrombin) that has enabled Grifols to position itself as a leader in the sector in the United States and Canada, not only among healthcare professionals, but also among patients’ associations and group purchasing organizations (GPOs). The Group has also achieved significant growth in Latin America, where plasma derived proteins have been introduced in countries such as Colombia. Progress has also been made in Southeast Asia and China. This geographical diversification strategy has enabled Grifols to minimise the possible effects of austerity measures and healthcare spending cuts introduced in some countries, including Spain. Even in the current economic climate, the plasma protein sector has continued to grow and Grifols, the world’s third-largest company in terms of production capacity, has continued to report rising sales volumes despite a negative price environment and an unfavourable Euro-Dollar exchange rate. In 2011, Grifols’ product range was extended to include the Talecris portfolio. This portfolio diversification, coupled with geographical expansion, has enabled the Group to adapt to the demands of patients and healthcare professionals with different requirements and preferences, bringing added value to its services. Volume sales of all the plasma derived products marketed by the Group have performed well, with an 11% rise in intravenous immunoglobulin (IVIG) volumes on a pro-forma1 basis in 2011. Flebogamma Dif 10% IVIG was launched in Europe and the introduction of this new generation of intravenous immunoglobulin will be completed when sales commence in Spain. This product is available in two concentrations (5% and 10%) to meet patients’ needs more effectively. Although alpha-1 antitrypsin, which has represented an increasingly larger proportion of Grifols’ product mix since the recent acquisition, experienced pro-forma1 volume sales growth of around 6%, the Group continues with the gradual market penetration of this haemoderivative (Prolastina) in Europe. Sales of other plasma proteins have remained stable, with notable recovery in albumin volumes in the second half of the year. Moving on to raw materials, in 2011 Grifols became the world’s leading company in terms of plasma collection capacity. The Group currently owns 147 donation centres in the United States, with the capacity to collect over 6.5 million litres of plasma each year, ensuring self-supply of the raw material needed for the production of plasma derivative biotherapeutic products. In 2011 5.8 million litres of plasma were collected in these centres. Furthermore, since the purchase of Talecris in June 2011, raw material collection centres have been reorganised and a new operating structure introduced which is expected to lead to cost savings in the medium term. Finally, Grifols’ production capacity has also been extended by the recent acquisition. As of 2011 year end, the Group has three plants, two in the United States (Los Angeles and Clayton) and one in Spain (Parets del Vallès), with a maximum annual plasma fractionation capacity of 8.5 million litres. DIAGNOSTIC: 5.1% OF PRO-FORMA1 SALES The Diagnostic division generated revenues of 117.4 million euros, representing 5.1% of the Group’s total pro-forma1 sales and growth of 7.6% compared to 2010. Based on the reported2 financial statements, Diagnostic represented 6.5% of total sales. The notably international nature of this business area, with over 70% of sales currently made outside Spain, has ensured organic growth. In 2011 a process of internal reorganisation and management optimisation was undertaken regrouping the Immunohaematology and Blood Bank branches into an area called Transfusion Medicine. [Graphic Appears Here]

Exports of instruments to the United States, Europe and China have remained stable, and new markets have been opened up such as Saudi Arabia, Egypt and Switzerland, for sales of immunohaematology cards. A noteworthy achievement in this field is the distribution of a next-generation automatic blood group card processer (Erytra), of which 50 units were manufactured in 2011, in Europe, Mexico, Brazil, Japan and Australia. Sales of the Q haemostasis analyser were also consolidated in emerging markets such as Brazil and Turkey. A contract signed with a new distributor in Brazil for blood extraction and fractionation bags is expected to bring a considerable rise in sales in this country from 2012 onwards New versions of the software for the Q haemostasis analyser were launched and development work continued on a new analyser with greater processing capacity, which will allow the Group to offer a full range of haemostasis instruments. In 2011 progress was made in the development of a new automated analyser for ELISA micro-well testing systems to replace the current Triturus analyser, which has sold over 1,000 units worldwide. In the reagents area for Immunohaematology in 2011 new reagent cards and antibodies were launched which were developed specifically for the American market, where, since the recent acquisition, this division plans to increase its presence gradually by introducing new products. In the Haemostasis area, the process of renewing the reagent line that commenced in 2010 has continued. Adaptation of a protein S assay kit for the Q haemostasis analyser was completed with sales expected to commence in 2012, and development of Grifols’ own chromogenic assay kit for protein C was finalised. Validation and distribution of this product is expected to commence in the coming year. Another growth opportunity is presented by the co-operation agreement signed with Novartis’ diagnostics division for the sale of some of Grifols’ main immunohaematology diagnostics products in the United States. These include reagents, automatic blood group typing instruments developed by Grifols and the BLOODchip tests manufactured by Spanish biotechnology company Progenika Biopharma, which Grifols already distributes. An agreement was also signed with the Japanese company Kainos, which will distribute Grifols’ transfusion diagnostics systems in Japan. Specifically, this company will sell the WaDiana and Erytra instruments, which enable automatic processing of DG Gel blood determination cards using gel agglutination technology, and other associated reagents, complementing Kainos’ activities in the transfusion medicine field. This agreement allows the Diagnostic Division to strengthen its position in Japan. In 2012 the Group intends to maintain its strategy for third-party product sales and expects to boost growth through exclusive distribution agreements for various products. Acquisitions present yet another growth front. Grifols has acquired 51% of the Swiss company Lateral-Medion for 9.5 million euros.

[Graphic Appears Here] HOSPITAL: 4.1% OF PRO-FORMA1 SALES The activity level in the Hospital division has remained stable, although, due to the acquisition of Talecris, in relative terms the proportion of total Grifols revenues generated by this division has fallen to 4.1% of total sales on a pro-forma1 basis and 5.3% in reported2 terms. Reported sales2 in this division rose 6.5% to 95.4 million euros. Although the majority of this division’s sales are to the Spanish market, in recent years Grifols has begun to implement an internationalisation strategy to extend sales diversification also to this business area. The recent acquisition will allow the gradual introduction of products and services onto the North American market, where Misterium Clean Rooms and Gri-fill system projects have already commenced development in the Hospital Logistics area. However manufacturing for third parties is still the main driver of the internationalisation process in this division, with growth of around 20% in its export activity. During the year a number of contracts have been signed with new customers, with manufacturing under these agreements commencing in January 2012. As with the other divisions, the Group’s strategy is to minimise the possible effects of healthcare spending cuts, particularly in Spain, which have hit this division hardest. Once again in 2011 the Hospital Logistics area has been affected by a decline in investment in hospitals, even though sales in this line present growth. Notable achievements include the launch of ten new Misterium Clean Room projects (nine in Spain and one in Portugal) and the development of StocKey, a new automated system to optimise hospitals’ healthcare material restocking processes. Also in the logistics area and as part of the exclusive agreement to distribute Health Robotics products in Spain, automation of the pharmacy service at Vall d’Hebron University Hospital in Barcelona has been completed with the assembly and start-up of an I.V. Station robot. This project has reinforced Grifols’ leading position in the provision of automation services, the main advantages of which include minimising risk of measurement error and removing any possibility of cross-contamination between different drug types or hospital-acquired infections. Growth can also be observed in the other areas in this division, including Intravenous Therapy Solutions, which increased turnover by over 6% despite being particularly affected by cuts introduced by Royal Decree-Law of September 2011, and Medical Devices, which grew around 8%. In the Intravenous Therapy Solutions area, approval has been granted for three devices to prepare solutions under sterile conditions. Research work has continued on “ready-made” pre-diluted potassium solutions in polypropylene packaging,

GRIFOLS a new era begins

the development of two formulations of a drug for treating bone diseases has been completed and the corresponding registration reports submitted to the EMA, FDA and the Australian and Canadian authorities.

Successes in Clinical Nutrition include the launch of a high-nitrogen at 12.6% concentration amino acid parenteral solution and the development of two new enteral diets, one high-protein and one diabetic.

Finally, the international expansion and geographical diversification strategy implemented in the Hospital division has also been boosted by agreements, including the contract signed in 2011 with CareFusion, a world-leading company in medical technology, which will distribute the BlisPack® system designed by Grifols to automate blister pack cutting and the electronic identification of drugs for hospital use in various European, Middle Eastern, African and Asian countries.

RAW MATERIALS & OTHERS

The Raw Materials and Others division has generated turnover of 51.7 million euros. The increase compared to 2010 figures is a result of the allocation of revenues from the agreements with Kedrion derived from the acquisition of Talecris and royalty income, previously included in Bioscience reclassified to this division.

Other areas of activity continue to gain strength, including Grifols Engineering. Grifols Engineering will enable the group to achieve major cost savings through the internal development of various projects related to the update and improvement of the facilities acquired from Talecris.

Grifols Engineering continues to position itself as preferred provider for the development and construction of Bio-pharmaceutical plants to third parties. As an example, the finalization within the forecast period of the turnkey project for Bial Indústria Farmacéutica in Bilbao, Spain. The installations occupy an area of 4600 m2 and Grifols completed the entire project including the validation process that successfully concluded with the inspection of the AEMPS.

2011
SECOND HALF REPORT

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GRIFOLS a new era begins

5. OTHER MANAGEMENT INDICATORS

CORPORATE HIGHLIGHTS

In 2011, Grifols made several changes to its corporate structure with a view to modifying and improving its management performance, including a reorganisation of the Audit Committee and the Appointments and Remuneration Committee. Luis Isasi, Steven F. Mayer and W. Brett Ingersoll are directors and members of the Audit Committee, with Tomás Dagá acting as Secretary, while the Appointments and Remuneration Committee now comprises Edgar D. Jannotta, Víctor Grifols and Anna Veiga acting as directors, and Raimon Grifols as Secretary.

In June, Grifols opened its new head office in Sant Cugat del Vallès (Barcelona-Spain), in an act chaired by Miguel Sebastián, Minister for Industry, Tourism and Trade. The inauguration of the new headquarters, which conform to environmental criteria regarding lighting, temperature control and water usage, coincided with the Group's 70th anniversary.

In November 2011, Grifols ADS's over Class B shares were added to NASDAQ Biotechnology Index

After year end, Grifols successfully closed the negotiation to modify the conditions of the secured senior financing debt.

AWARDS TO GRIFOLS MANAGEMENT

• 2011 Global Business Leader Award from the American Chamber of Commerce in Spain (AmCham), which was awarded to Víctor Grifols in recognition of the company's international growth drive.

• 2011 "Business Leader of the Year" award given by the Spain–U.S. Chamber of Commerce to Víctor Grifols for his professional career.



• The Carles Ferrer Salat Prize for Internationalization (sponsored by Fomento del Trabajo Nacional, an independent business organisation that represents the Spanish Confederation of Entrepreneurial Organisations (CEOE) in Catalonia).

• Best Corporate Transaction of the Year prize, awarded by financial daily El Economista for the Talecris acquisition.

• The Institute for Financial Studies award for Financial Excellence in Corporate Communications.

• The awards presented by the Círculo de Empresarios (Association of Entrepreneurs) and the Wharton School of the University of Pennsylvania, in recognition of Grifols' international projection in recent years.

2011
SECOND HALF REPORT

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ENVIRONMENTAL MANAGEMENT In the first half of 2011 Grifols concluded its “2008-2010 Environmental Targets Programme”, meeting over 85% of the global targets and embarking on a new initiative: the “2011-2013 Environmental Programme” which has been updated to incorporate Talecris’ activities with those of Grifols following last June’s acquisition. In absolute terms, the inclusion of Talecris will double the number of environmental indicators to be reported, although Grifols believes that manufacturing synergies will translate into optimisation of waste management, reductions in certain waste products or generation of greater value from these products than initially forecast. Unifying production processes will also allow environmental efficiency measures on new projects to be standardised, as well as fostering good environmental practices within the facilities. Some of the year’s most significant achievements in terms of the design and implementation of environmentally efficient production processes and optimisation of auxiliary installations include: The Hospital Division at the Murcia plant, where PVC solution bags were replaced by polypropylene bags, and a high-efficiency distiller and two sterilisation autoclaves that use a mixture of steam and air rather than superheated water were installed. Clean-In-Place (CIP) cleaning systems were also implemented, and a high-efficiency boiler with a heat-recovery system was built, among other initiatives. The Bioscience Division at the new Fibrin Flue production plant and expansion of the fractionation facilities, both located in Parets del Vallés (Barcelona, Spain). The main changes here included installing high-efficiency machinery (new freeze-dryers and heaters) and CIP cleaning systems for the reagents and hoses, thus reducing water and power consumption. By implementing the initiatives described above, we hope to reduce electricity consumption by 1,700 MWh/year and natural gas consumption by 5,000 MWh/year. The Group has also considered the specific environmental targets established for the North Carolina (US) facility, foremost among which is the annual reduction in water consumption by almost 100,000 m3, the 2,800 MWh cut in annual electricity consumption, and the implementation of environmental efficiency measures at the new fractionation building. Finally, construction began on a new fractionation plant in Parets del Vallès (Barcelona) during the second half of the year. The design and process implementation of this plant is aimed at minimising its environmental impact.

FIRM COMMITMENT TO HUMAN RESOURCES At December 2011, Grifols’ average accumulated headcount stood at 11,230 employees, an increase of 88% on 2010 as a result of the Talecris acquisition. Outside Spain the workforce grew by almost 150%, while 79% of Grifols employees were located abroad. The change in average employee numbers is detailed in the chart below: [Graphic Appears Here] Today Grifols has become a benchmark for equal opportunity employment. With average seniority standing at over six years and a workforce whose average age is under 38, the gender split is even (46% men vs. 54% women). One of Grifols’ foremost corporate commitments regarding health and safety in the workplace is to push through various initiatives aimed at achieving excellence and continuing to be a reference in the chemical sector. Consequently, the health and safety conditions for the various centres, departments, positions, teams and tasks performed by Grifols [Graphic Appears Here] employees and by external collaborators working on Group premises have been reviewed, monitored and improved. Among these, the following projects are of particular note: Standardisation of the health and safety in the workplace management system worldwide: its aim is to determine the health and safety management measures in place at international subsidiaries, updating, where necessary, existing documentation for each of them, and setting up a standard system adapted to each subsidiary that meets with the safety certification standards in force in Spain. The project, which began in 2010, has been introduced in the subsidiaries located Chile, Brazil, Mexico, Argentina, the UK, Czech Republic and France, and will be rolled out in Italy and Germany in 2012. Psycho-social risk assessments and action plans for Group companies: the aim of this risk assessment, which was performed during 2010 and 2011, is to determine employee perceptions of working conditions and their effect on personal and emotional health and welfare. From the point of view of training, Grifols continues to make considerable progress in personnel development and training. In 2011 the “Grifols Academy” was created, whose mission is to foster professional development and excellence among Grifols employees worldwide. The Academy also serves as a tool to actively spread and consolidate the “Grifols spirit”, which helps to guide employee actions and their understanding of the business. It also acts as a centre of technical, scientific and management excellence for the Group’s personnel. Training and development activities carried out in 2011 included reinforcing two key areas: continuing professional development in all aspects of quality and safety of plasma derived proteins and their related processes, and leadership and personal development programmes to reinforce cohesion within the teams. Considerable effort has been made to support integration and consolidation within the organisation in 2011 following the Talecris acquisition. From a quantitative point of view, there has been growth in all basic indicators: training hours per employee, based on average headcount (now 30 hours/ employee, two more than in 2010), total training hours, number of courses on offer, and number of course participants. KEY TRAINING INDICATORS*: NUMBER OF TRAINING COURSES OFFERED 26,611 TOTAL HOURS 260,791 HOURS / EMPLOYEE – AVERAGE HEADCOUNT 30 * Data incorporates results for the new group from the date of the acquisition. Certain subsidiaries for which data was not available at year end have been excluded

PROFIT AND LOSS ACCOUNT2 IN THOUSANDS OF EUROS 2011 2010 % Var. TOTAL REVENUE 1,795,613 990,730 81.2 COST OF SALES (968,133) (529,400) 82.9 GROSS PROFIT 827,480 461,330 79.4 % ON SALES 46.1% 46.6% R&D (89,360) (40,656) 119.8 SGA (459,259) (210,991) 117.7 OPERATING EXPENSES (548,619) (251,647) 118.0 OPERATING PROFIT 278,861 209,683 33.0 % ON SALES 15.5% 21.2% FINANCIAL RESULT (197,774) (51,020) 287.6 SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES (1,064) (879) 21.0 PROFIT BEFORE TAX 80,023 157,784 -49.3 % ON SALES 4.5% 15.9% INCOME TAX EXPENSE (29,795) (42,517) -29.9 NET PROFIT FOR THE YEAR 50,228 115,267 -56.4 NET PROFIT FOR THE GROUP 50,307 115,513 -56.4 % ON SALES 2.8% 11.7% NET PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (79) (246) -67.9 EBITDA 369,501 255,459 44.6 % ON SALES 20.6% 25.8% ADJUSTED EBITDA3 472,810 272,458 73.5 % ON SALES 26.3% 27.5%

PROFIT AND LOSS ACCOUNT PROFORMA 1 IN THOUSANDS OF EUROS 2011 2010 % Var. TOTAL REVENUE 2,302,654 2,200,804 4.6 COST OF SALES (1,206,630) (1,143,617) 5.5 GROSS PROFIT 1,096,024 1,057,187 3.7 % ON SALES 47.6% 48.0% R&D (118,159) (106,446) 11.0 SGA (585,277) (487,176) 20.1 OPERATING EXPENSES (703,436) (593,622) 18.5 OPERATING PROFIT 392,588 463,565 -15.3 % ON SALES 17.0% 21.1% FINANCIAL RESULT (209,641) (120,315) 74.2 SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES (833) (132) 531.1 PROFIT BEFORE TAX 182,114 343,118 -46.9 % ON SALES 7.9% 15.6% INCOME TAX EXPENSE (64,866) (102,282) -36.6 NET PROFIT FOR THE YEAR 117,248 240,836 -51.3 NET PROFIT FOR THE GROUP 117,327 241,081 -51.3 % ON SALES 5.1% 11.0% NET PROFIT ATTRIBUTABLE TO MINORITY INTERESTS (79) (245) -67.8 ADJUSTED EBITDA 3 630,769 592,682 6.4 % ON SALES 27.4% 26.9%

GROUP CASH FLOW STATEMENT2 IN THOUSANDS OF EUROS 2011 2010 NET INCOME 50,307 115,513 DEPRECIATION AND AMORTIZATION 90,639 45,776 NET PROVISIONS 23,806 913 OTHER ADJUSTMENTS-NET 136,503 (64,967) CHANGES IN INVENTORIES 6,909 (18,306) CHANGES IN TRADE RECEIVABLES (60,716) (10,722) CHANGES IN TRADE PAYABLES (27,220) 36,045 CHANGE IN OPERATING WORKING CAPITAL (81,027) 7,017 NET CASH FLOW FROM OPERATING ACTIVITIES 220,228 104,252 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (1,624,869) (1,474) CAPEX (PROPERTY.PLANT & EQUIP) (151,577) (92,254) R&D/OTHER INTANGIBLE ASSETS (8,322) (8,893) OTHER CASH INFLOW /(OUTFLOW) 166,042 (1,435) NET CASH FLOW FROM INVESTING ACTIVITIES (1,618,726) (104,056) FREE CASH FLOW (1,398,498) 196 ISSUE (PURCHASE) OF EQUITY (2,830) (1,250) ISSUE (REPAYMENT) OF DEBT 1,762,550 (1,066) DIVIDENDS 0 (27,282) OTHER CASH FLOWS FROM FINANCING ACTIVITIES (284,748) 323 NET CASH FLOW FROM FINANCING ACTIVITIES 1,474,972 (29,275) TOTAL CASH FLOW 76,474 (29,079) CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 239,649 249,372 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 24,463 19,356 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 340,586 239,649

BALANCE2 IN THOUSANDS OF EUROS 2011 2010 ASSETS NON-CURRENT ASSETS 3,878,503 744,900 GOODWILL AND OTHER INTANGIBLE 2,903,408 267,747 FIXED ASSETS 775,869 434,131 OTHER NON-CURRENT ASSETS 199,226 43,022 CURRENT ASSETS 1,929,215 1,144,082 INVENTORIES 1,030,341 527,865 TRADE AND OTHER RECEIVABLES 531,989 282,994 OTHER CURRENT FINANCIAL ASSETS 16,904 12,946 OTHER CURRENT ASSETS 9,395 80,628 CASH AND CASH EQUIVALENTS 340,586 239,649 TOTAL ASSETS 5,807,718 1,888,982 LIALIBITITIES EQUITY 1,664,994 707,390 CAPITAL 117,882 106,532 SHARE PREMIUM RESERVE 890,355 121,802 RESERVES 568,274 403,604 TREASURY STOCK (1,927) (1,927) EARNINGS 50,307 115,513 OTHER COMPRENHENSIVE INCOME 37,616 (52,484) MINORITY INTERESTS 2,487 14,350 NON-CURRENT LIABILITIES 3,496,647 758,466 FINANCIAL LIABILITIES 2,945,788 675,859 OTHER NON-CURRENT LIABILITIES 550,859 82,607 CURRENT LIABILITIES 646,077 423,126 FINANCIAL LIABILITIES 162,296 209,871 OTHER CURRENT LIABILITIES 483,781 213,255 TOTAL EQUITY AND LIABILITIES 5,807,718 1,888,982

GRIFOLS’ DAILY ORDINARY SHARE PRICE VS IBEX 35 (BASE 100, FROM JANUARY 1 TO DECEMBER 30 2011) [Graphic Appears Here] 1 Unaudited pro-forma1 financial statements, provided for guidance purposes only, prepared from the consolidated statements of both companies. 2 Includes results for Talecris as of June 2011 (seven months), the first month in which it consolidated. 3 Excludes costs relating to the acquisition of Talecris and non-recurring 4 Different share exchange ratios were used depending on the identity of the owner of Talecris shares at the Transaction completion date; 0.6485 for general purposes and 0.641 when the shareholder was Talecris Holdings, LLC, a director and/or a board member of Talecris.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name:	David I. Bell
Title:	Authorized Signatory

Date: February 28, 2012